Dextera Surgical Inc.

900 Saginaw Drive

Redwood City, CA 94063

May 9, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Tom Jones
Re:	Dextera Surgical Inc.

Form S-1 Registration Statement

Registration File No. 333-216625

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 11, 2017, at 4:05 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Nancy Wojtas, Brett White, Ryan Spiers and Kristen Killian of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Very truly yours,

Dextera Surgical Inc.

By: /s/ Robert Y. Newell IV

Robert Y. Newell IV

Chief Financial Officer

cc:          Nancy H. Wojtas., Cooley llp